Exhibit 99.1

Sapiens DECISION Announces Support for Decision Model

and Notation (DMN)

Sapiens is incorporating the specification into Sapiens DECISION, enabling customers to benefit from unique notation capabilities

Holon, Israel and Rochelle Park, New Jersey – July 7, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that its market-leading decision management platform, Sapiens DECISION, provides support for the Decision Model and Notation (DMN) specification recently adopted by the Object Management Group, an industry standards consortium.

DMN standardizes organizations’ decision model notations for both business and IT users, to enable more effective collaboration and the exchange of models between technologies and organizations.

Larry Goldberg, a Sapiens DECISION evangelist, and Barbara von Halle, a Sapiens DECISION expert – formerly co-founders and managing partners of Knowledge Partners International (KPI) – were members of the core team that contributed to the content specification.

The implementation of the DMN specification into Sapiens DECISION began with the release of the current version, 4.5, and will proceed with version 5. Adoption of the DMN notation standard remains fully consistent with, and complements The Decision Model (TDM), Sapiens DECISION’s market-leading methodology for simply and efficiently achieving comprehensive and automatable models of logic.

“Only Sapiens DECISION can provide the powerful combination of DMN and TDM,” said Rami Doron, managing director of Sapiens DECISION. “Sapiens’ clients will uniquely benefit from combining new, powerful, industry-standard notation, with the simplicity, clarity, rigor, maturity and advanced software functionality enabled by TDM. These dominant methods and standards will ensure that Sapiens DECISION continues to provide our clients with a clear competitive advantage in managing their businesses.”

Since its release in November 2011, Sapiens DECISION, based on the principles of The Decision Model, has revolutionized the field of decision management. It enables businesses, for the first time since the advent of business automation, to model, test, maintain and manage their business logic, independent of implementation technology. A number of the world’s leading financial institutions are using Sapiens DECISION to author, manage and automate the operational, policy and regulatory decisions made on a regular basis.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of over 1,200 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com